Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2011

Dated December 6, 2011

TABLE OF CONTENTS

	Annual Information Form	2011 Financial Statements[1]	Management’s Discussion and Analysis[1]

EXPLANATORY NOTES AND CAUTIONS	3
Cautionary Statement	3		29-31

CORPORATE STRUCTURE	5	181

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three Year History	5		27-29, 44-59

DESCRIPTION OF THE BUSINESS	7
Business	7	Note 26	27-29, 44-59
Supervision and Regulation in Canada	7
Supervision and Regulation in the United States	7
International Supervision and Regulation	8		63-64
Competition	8
Social and Environmental Policies	9

DIVIDENDS	9	154, Note 20	64-65

DESCRIPTION OF CAPITAL STRUCTURE	9	Note 20 and 21	61-65
Description of Common Shares	9	Note 20
Description of Preferred Shares	10	Note 20
Certain Provisions of the Class A Preferred Shares as a Class	10	Note 20
Certain Provisions of the Class B Preferred Shares as a Class	10	Note 20
Restraints on Bank Shares under the Bank Act	11	Note 20
Ratings	11

MARKET FOR SECURITIES	12
Trading Price and Volume	12
Prior Sales	13	Note 17

DIRECTORS AND EXECUTIVE OFFICERS	13
Board of Directors	13
Board Committee Members	14
Executive Officers	14
Shareholdings of Directors and Executive Officers	14
Additional Disclosure for Directors and Executive Officers	14

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	15	Note 28

TRANSFER AGENT AND REGISTRAR	15

INTERESTS OF EXPERTS	15	113-114

MATERIAL CONTRACTS	16

AUDIT COMMITTEE INFORMATION	16
Composition of the Audit Committee	16
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	16		77

ADDITIONAL INFORMATION	17

APPENDIX I	18

APPENDIX II	24

1     As indicated, parts of the Bank’s Consolidated Financial Statements (“2011 Financial Statements”) and Management’s Discussion and Analysis (“2011 MD&A”) for the fiscal year ended October 31, 2011 are incorporated by reference into this Annual Information Form. The 2011 Financial Statements and the 2011 MD&A are available on SEDAR (www.sedar.com).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

•	all dollar amounts are in Canadian dollars;
•	“BMO Financial Group”, the “Bank”, “BMO®’’, “we”, or “our” means Bank of Montreal and, as applicable, its subsidiaries;
•	information is presented as at October 31, 2011;
•	® denotes a registered trade-mark of Bank of Montreal;
•	®* denotes a registered trade-mark of BMO Nesbitt Burns Corporation Limited;
•	®** “M&I” is a registered trade-mark of BMO Financial Corp.;
•	®† denotes a registered trade-mark of Diners Club International Ltd;
•	®[1] “DBRS” is a registered trade-mark of Dominion Bond Rating Service;
•	®[2] “Standard & Poor’s” and “S&P” are registered trade-marks of Standard & Poor’s Financial Services LLC;
•	®[3] “Moody’s” is a registered trade-mark of MIS Quality Management Corp.; and
•	®[4] “Fitch” is a registered trade-mark of Fitch Inc.

Cautionary Statement

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes and our ability to anticipate and effectively manage the risks associated with all of the foregoing factors.

With respect to the recently completed acquisition of Marshall & Ilsley Corporation (“M&I”), factors that may influence the future outcomes that relate to the forward-looking statements include, but are not limited to: the possibility that the anticipated benefits from the transaction, such as expanding our North American presence, providing synergies, being accretive to earnings and resulting in other impacts on earnings, are not realized in the time frame anticipated, or at all, as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the combined business now operates; our ability to effectively integrate the businesses of M&I®** and Bank of Montreal on a timely basis; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time to issues related to integration and restructuring; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific borrowers, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. With respect to the Bank’s expectation that annual cost savings from the integration of M&I and BMO will exceed US$300 million, we have assumed that changes to business operations and support infrastructure and staffing will be consistent with our plans and that our expectations for business volumes will be met.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 to 31 of the 2011 MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements whether written or oral, that may be made from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our operations, prospects, risks and other external factors that impact us specifically as at and for the periods ended on the dates presented, as well as certain strategic priorities and objectives, and may not be appropriate for other purposes.

In determining the impact of restrictions to interchange fees in the “Supervision and Regulation in the United States” section, the Bank has assumed that business volumes remain consistent with its expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on the Bank’s revenues.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on Bank of Montreal’s business, including those described under the heading Economic Developments in the 2011 MD&A, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

CORPORATE STRUCTURE

Bank of Montreal commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6 and its executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal uses a unified branding approach that links the organization’s member companies under the brand “BMO Financial Group”. Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 181 of the 2011 Financial Statements, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head or principal office is located with the exception of: Harris Investor Services, Inc., BMO (U.S.) Lending, LLC, BMO Global Capital Solutions, Inc., BMO Capital Markets Equity Group (U.S.), Inc., BMO Capital Markets Corp., BMO Harris Financing, Inc., Harris Bancorp Insurance Services, Inc., BMO Bankcorp, Inc., BMO Financial Corp., Harris Investment Management, Inc., psps Holdings, LLC, and BMO Capital Markets GKST Inc., each of which is incorporated in Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2011, BMO was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization.

In 2009, BMO operated under challenging credit, economic and capital markets that affected financial services companies around the world. In the first half of 2009, we closed our Canadian Instore branches located in grocery stores, having determined that our customers prefer full-service branches that offer professional advice and relationship management capabilities combined with the convenience of electronic banking channels.

In the second quarter of 2009, we completed the acquisition of American International Group Life Insurance Company of Canada (“AIG Life”). AIG Life was renamed BMO Life Assurance Company and has adopted the BMO Insurance brand for all of its marketing, broker and customer communications.

On December 31, 2009, the Bank acquired the Diners Club®† North American franchise from Citigroup, a transaction that more than doubled BMO’s corporate card business. As a result of the transaction, BMO acquired exclusive rights to issue Diners Club cards to corporate and professional clients in the United States and Canada.

On April 23, 2010, the Bank announced the acquisition of certain assets and liabilities of AMCORE Bank N.A., a Rockford, Illinois-based bank, from the Federal Deposit Insurance Corporation (“FDIC”). The acquisition added approximately US$2.2 billion in deposits and US$2.5 billion in assets as well as quality locations and a good customer base that expanded the Bank’s branch network into new key markets in northern Illinois and southern Wisconsin.

On April 28, 2011, the Bank acquired Hong Kong-based Lloyd George Management (“LGM”), for cash consideration of $87 million, and subject to certain post-closing adjustments, adding $5 billion to the Bank’s assets under management. The Bank expects to pay future, contingent consideration of approximately $13 million based upon revenue thresholds over three years. Prior to the acquisition, LGM was an independent investment manager specializing in Asia and Global Emerging Markets. The acquisition of LGM allows the Bank to expand its investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies.

On July 5, 2011, the Bank completed the acquisition of Marshall & Ilsley Corporation (“M&I”) for consideration of approximately $4.0 billion in the form of approximately 67 million common shares issued to M&I shareholders. At the time of the acquisition certain bank mergers also occurred. Specifically, M&I Marshall and Ilsley Bank, M&I Bank N.A. (the successor to M&I Bank FSB) and The Harris Bank N.A. merged into what is now named BMO Harris Bank N.A. In addition, immediately prior to the closing of the transaction, a subsidiary of the Bank purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program or ‘TARP’ preferred shares and warrants for cash consideration of approximately US$1.7 billion. In respect of the M&I acquisition, the Bank filed a Business Acquisition Report on Form 51-102F4 on July 22, 2011 on SEDAR that can be found under the Bank’s profile at www.sedar.com.

The acquisition of M&I added $29 billion of loans, after adjustment for expected credit losses, and $34 billion of deposits. The allocation of the purchase price is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed. The acquisition has more than doubled the Bank’s U.S. branch count to 688, added approximately one million customers and increased the Bank’s total assets under management and administration to over $530 billion at the time of acquisition. The Bank expects that annual cost savings from the integration of M&I and the Bank to exceed US$300 million. Integration and restructuring costs are included in noninterest expense in Corporate Services and are expected to total approximately US$600 million over the next few years.

While the acquisition of M&I added scale and provides a strong entry into new markets, the Bank is also focused on integration risk. It includes risks of customer and employee retention and system integration. In response to this risk the Bank maintains its program management office, along with experienced members of both organizations focused on managing such risks. Both organizations have considerable experience with integrating acquired businesses and the integration is now well underway.

BMO has had common share buyback programs in place in each of the last three years and prior thereto. Our most recent program will expire on December 15, 2011 and as at the date hereof the Bank had not purchased any common shares under such program, nor announced an intention to commence a new buyback program.

For additional information regarding the general development of BMO’s business and our strategies for the upcoming year, see pages 27 to 29 and 44 to 59 of the 2011 MD&A, which pages are incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

Business

BMO provides a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2011, BMO had more than 12 million customers, approximately 47,000 full-time equivalent employees, maintained approximately 1,600 bank branches in Canada and the United States and operated internationally in major financial markets and trading areas through our offices in 24 other jurisdictions, including the United States. BMO Financial Corp. (“BMO Harris”) (formerly Harris Financial Corp.), based in Chicago and wholly-owned by Bank of Montreal, operates primarily through its indirect subsidiary BMO Harris Bank N.A., which provides banking, financing, investing and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (“P&C”) comprised of P&C Canada and P&C U.S.; Private Client Group (“PCG”); and BMO Capital Markets. P&C Canada operates across Canada, offering banking, financing, and investing solutions as well as card and payment services. Operating predominately in the U.S. Midwest under the BMO Harris brand, P&C U.S. provides personal and business clients with banking, lending, investing and financial planning services. PCG, BMO’s wealth management business serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States as well as in Asia and Europe. BMO Capital Markets provides capital raising, investing, advisory, treasury and research services to corporate, institutional, and government clients in Canada, the United States, South America, Europe, Asia and Australia. Our Corporate Services group, which includes Technology and Operations, provides risk management, information technology and other corporate services to the three operating groups.

For additional information regarding BMO’s businesses, see pages 27 to 29 and 44 to 59 of the 2011 MD&A and Note 26 to the 2011 Financial Statements, which pages and Note are incorporated herein by reference.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.

In accordance with the Bank Act, the Bank may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when: (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate; or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment. The bank may also be required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. In November, 2011 the Federal Department of Finance announced a proposal that as part of its regular review of the Bank Act, it will require Canadian banks to obtain the approval of the Minister of Finance in certain circumstances when acquiring control of a foreign financial institution.

Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. The Bank Act permits, by order of the Governor in Council, Her Majesty in right of Canada or an agent or agency of Her Majesty to acquire shares of a bank, including the Bank, if the Minister of Finance and Governor in Council were to conclude that to do so was necessary to promote the stability of the financial system in Canada (a “Ministry Ownership Order”). Ownership of the Bank’s shares by Canadian or foreign governments is otherwise prohibited under the Bank Act.

The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance.

Supervision and Regulation in the United States

The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to various laws and regulations of the United States, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the “Fed Board”), and state banking regulators oversee the operation of Bank of Montreal’s branches and offices in the United States.

Being “well capitalized” and “well managed” under applicable Fed Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own three FDIC insured depository institutions and one limited purpose national trust company in the United States that are engaged in cash management, fiduciary activities, and commercial and retail banking. Two of the FDIC insured depository institutions and the limited purpose national trust company are subject to various laws and regulations and examination by the Office of the Comptroller of the Currency. The other FDIC insured depository institution is subject to various laws and regulations and examination by the Wisconsin Department of Financial Institutions and the Fed Board. Fed Board approval is generally required for acquiring voting shares (in excess of 5%), control, or all or substantially all of the assets of a bank holding company, bank or savings association.

Bank of Montreal and its subsidiaries are engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Fed Board and other applicable federal and state agencies. The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries. Insurance agency businesses are regulated by state insurance regulators. Provisions of the United States Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.

On July 21, 2010, the President of the United States signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act is broad in scope and as the specific rules are released, the Bank continues to assess the impact of the legislation on it. The reforms include heightened consumer protection, regulation of the Over-the-Counter (“OTC”) derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements, greater supervision of systemically significant financial institutions, payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on the Bank or the financial industry more generally. The change to overdraft fees as a result of Regulation E came into effect in the summer of 2010, and is now included in the results of the Bank. We anticipate an increase in compliance costs and regulatory enforcement, and will be focused on managing the impact, particularly on our U.S. business, of regulatory changes given their complexity and breadth.

The U.S. federal banking agencies and the SEC have jointly issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. As currently proposed, the rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics effective July 16, 2012. Banking entities must conform existing activities with the Volcker Rule by July 2014. In addition, under the Dodd-Frank Act, OTC derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting, business conduct and capital and margin requirements are also being finalized. The Bank is currently assessing and preparing for the impact of these proposed rules on its operations. The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

International Supervision and Regulation

Outside Canada and the United States each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country or jurisdiction in which it conducts its business. In December 2009, the Basel Committee on Banking Supervision published two consultative reform documents entitled “Strengthening the resilience of the banking sector” and “International framework for liquidity risk, measurement, standards and monitoring”, and released additional guidance in July and September 2010. The goal of these reforms is to strengthen the banking sector capital and liquidity frameworks and to raise the resilience of individual banking institutions in periods of stress. Collectively, these new global standards have been referred to as “Basel III”. Additional information on Basel III is provided under the heading “Enterprise-Wide Capital Management - Potential Impact of Proposed Regulatory Capital Changes and Conversion to IFRS” on pages 63 and 64 of the 2011 MD&A, which pages are incorporated by reference herein.

Competition

Canada’s financial services industry is highly competitive. It includes 22 domestic banks and over 50 foreign bank subsidiaries, branches and lending branches as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers and large mono-line financial institutions among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other four major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization as of October 31, 2011, as well as in terms of revenue for the fiscal year ended October 31, 2011. As at October 31, 2011, we were also among the largest banks in Canada and the United States, ranking eighth by total assets, ninth by market capitalization, and twelfth by total equity (based on Canadian data as at or for the twelve months ended October 31, 2011 and U.S. data as at or for the twelve months ended September 30, 2011).

The five major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented with Automated Banking Machines, and telephone and internet banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses. The industry is considered mature but still growing, supported by immigration and growth cycles in the economy. In recent years, competition has escalated because of the rise of mono-line competitors, and internet and other niche banks. In addition, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.

P&C Canada’s banking business is among the top five in Canada in all core product areas with an approximate 11% share of personal lending, and an approximate 12% share of personal deposits. Working with BMO’s other operating groups, P&C Canada serves the financial needs of more than seven million customers. P&C Canada has been particularly successful in mid-market commercial banking with a number two market share of about 20% for business loans of $5 million and below.

In Canada, PCG’s wealth management businesses compete with domestic banks, trust companies, global private banks, investment counseling firms and mutual fund companies. PCG’s Canadian wealth management businesses have strong brand recognition and market position. PCG has a strong market share in each of its full service brokerage, online brokerage and private banking businesses. PCG’s online brokerage and mutual fund businesses are recognized leaders. In fiscal 2011, BMO InvestorLine was ranked third overall and first among bank-owned online brokerages by The Globe and Mail in its most recent annual online brokerage rankings. BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Award for best overall customer service for the fifth year in a row. In the United States, our wealth management businesses compete primarily in the private banking and asset management sectors with our strategic presence in the Chicago and Milwaukee area and in select high-growth wealth management markets across the United States.

BMO Capital Markets provides a full range of products and services to corporate, institutional and government clients. From 30 offices on five continents, including 17 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading. BMO Capital Markets has a strong market share in highly competitive product areas such as equity and debt underwriting and mergers and acquisitions with the third highest market share in fiscal 2011, based upon announced transactions. The Equity Research Team has more than 75 research analysts, economists and strategists covering more than 950 public companies, and has been ranked in the top two for Canadian Equity Research according to Brendan Wood International’s annual survey of institutional investors for 31 consecutive years.

The competitive landscape in the United States is significantly more complex than in Canada, given the overall size and activity level of the market and the presence of community, regional and national competitors for many businesses such as personal and commercial banking as well as other financial service providers. With the completion of the acquisition of M&I in July 2011, P&C U.S. now has a significant footprint in six contiguous U.S. Midwest states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas), where there are approximately 3,100 deposit-taking institutions. With a GDP and population comparable to Canada’s, this U.S. Midwest area remains highly contested because of the growth opportunities presented by fragmentation in the market. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. Since November 1, 2009, there have been numerous bank failures in the greater Chicago area. The competitive dynamic has shifted in the past two years with further consolidation of the market due in large part to FDIC-assisted transactions. P&C U.S. participated in this consolidation, acquiring certain assets and liabilities of AMCORE Bank N.A. in an FDIC-assisted transaction in April, 2010.

Consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and credit unions. Canadian federal government policy has been to discourage large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. It is anticipated that this consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players.

Social and Environmental Policies

Each year, the Bank publishes its Corporate Responsibility Report and Public Accountability Statement, which provides details of the Bank’s social and environmental policies. This report and other related information is available on the Bank’s website www.bmo.com, under the heading “Corporate Responsibility.”

DIVIDENDS

Information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years appears under the heading “Share Capital” in Note 20 beginning on page 154 of the 2011 Financial Statements, which page is incorporated by reference herein.

The Bank is prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on the Bank’s preferred shares have been paid or sufficient funds have been set aside to do so. The declaration amount and payment of future dividends is subject to the discretion of the Bank’s board of directors, and will be dependent upon the Bank’s results of operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends and other factors deemed relevant by the board of directors. Information about our dividends and our dividend payout range is provided on pages 64 and 65 of the 2011 MD&A, which pages are incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of the Bank’s common shares and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 61 to 65 of the 2011 MD&A and Notes 20 and 21 of the 2011 Financial Statements, which pages and Notes, as applicable, are incorporated herein by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to: (i) vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote; (ii) receive dividends as and when declared by the Board of Directors, subject to the preference of the holders of the preferred shares of the Bank; and (iii) receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof after payments to the holders of preferred shares of the Bank and payment of all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and provisions of the preferred shares.

Certain Provisions of the Class A Preferred Shares as a Class

Issuable in Series

The Class A Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. As at December 1, 2011, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank on parity with the Class A Preferred Shares of every other series and with every series of Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.

Creation and Issue of Shares

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class A Preferred Shares, create any other class of shares ranking equal with or superior to the Class A Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class A Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class A Preferred Shares; or (ii) create or issue any additional series of Class A Preferred Shares or any shares ranking pari passu with the Class A Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding.

Voting Rights

The holders of the Class A Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.

Shareholder Approvals

Any approval to be given by the holders of the Class A Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class A Preferred Shares at which a majority of the outstanding Class A Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Class B Preferred Shares as a Class

Issuable in Series

The Class B Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution.

The Class B Preferred Shares of each series rank on parity with the Class B Preferred Shares of every other series and with every series of Class A Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.

Creation and Issue of Shares

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class B Preferred Shares, create any other class of shares ranking equal with or superior to the Class B Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class B Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class B Preferred Shares; or (ii) create or issue any additional series of Class B Preferred Shares or any shares ranking pari passu with the Class B Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class B Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class B Preferred Shares then issued and outstanding. As at December 1, 2011, there were no outstanding Class B Preferred Shares which carry the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.

Shareholder Approvals

Any approval to be given by the holders of the Class B Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class B Preferred Shares at which a majority of the outstanding Class B Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Restraints on Bank Shares under the Bank Act

The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $8 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of any shares of any class of voting shares owned by that person, by entities controlled by that person and by any person acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of any shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

In addition but subject to a Ministry Ownership Order, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province or, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government.

Ratings

The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current to October 31, 2011.

	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN	pfd-1 (low)NN
	DBRS®1		S&P®2		Moody’s®3		Fitch®4

	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank

Short-term instruments	R-1 (high)	1 of 6	A-1	1 of 9	P-1	1 of 4	F1+	1 of 7
Deposits & senior debt	AA	2 of 10	A+	3 of 10	Aa2	2 of 9	AA-	2 of 11
Subordinated debt	AA (low)	2 of 10	A	3 of 10	Aa3	2 of 9	A+	3 of 11
Preferred shares	Pfd-1 (low)	1 of 6	A-/ P-1 (low)	2 of 9 1 of 8	Baa1	4 of 9	N/A	N/A
Trend/Outlook	Stable	--	Stable	--	Stable	--	Stable	--

Notes: Rank, as disclosed on each respective rating agency’s public website, refers to the assigned ratings rank out of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

A definition of the categories of each rating as at December 1, 2011 has been obtained from the respective rating agency’s website and is outlined in Appendix II. Further information may be obtained from the applicable rating agency. On November 17, 2011, Standard & Poor’s Rating Services disclosed that it intends to update its ratings for banks around the world based upon its revised methodologies and assumptions it uses to rate banks globally.

The credit ratings assigned to certain of the Bank’s securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows the Bank to access capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our cost of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of one or more of our ratings could also have other consequences, including those set out in Note 10 of the 2011 Financial Statements.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the TSX under the trading symbol “BMO” and on the New York Stock Exchange (“NYSE”) under the symbol “BMO”. The outstanding preferred shares of the Bank are listed on the TSX with the following trading symbols: “BMO.PR.H” for the Class B Preferred Shares Series 5; “BMO.PR.V” for the Class B Preferred Shares Series 10; “BMO.PR.J” for the Class B Preferred Shares Series 13; “BMO.PR.K” for the Class B Preferred Shares Series 14; “BMO.PR.L” for the Class B Preferred Shares Series 15; “BMO.PR.M” for the Class B Preferred Shares Series 16; “BMO.PR.N” for the Class B Preferred Shares Series 18; “BMO.PR.O” for the Class B Preferred Shares Series 21; “BMO.PR.P” for the Class B Preferred Shares Series 23; and BMO.PR.Q for the Class B Preferred Shares Series 25. The following tables set forth the reported high and low trading prices in Canadian dollars and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated. Prices are based upon the reported data from the TSX Historical Data Access.

	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999	99,999,999

Preferred Shares

	BMO Common Shares	PR.H Series 5	PR.V Series 10	PR.J Series 13	PR.K Series 14	PR.L Series 15	PR.M Series 16	PR.N Series 18	PR.O Series 21	PR.P Series 23	PR.Q Series 25
November 2010 -High Price ($) -Low Price ($) -Volume	61.04 57.76 38,033,610	25.70 24.64 194,189	26.24 25.81 299,569	23.47 22.75 585,051	25.10 24.21 336,619	26.50 25.57 302,399	27.22 26.40 222,216	28.51 27.76 153,025	28.46 27.88 260,647	27.88 26.82 361,596	-
December 2010 -High Price ($) -Low Price ($) -Volume	62.44 56.17 60,944,120	25.51 24.94 189,846	26.20 25.91 228,281	22.95 21.74 386,573	25.05 24.25 208,116	26.23 25.50 405,808	26.95 26.00 327,308	27.99 27.25 127,307	27.99 27.51 237,089	27.38 26.55 323,349	-
January 2011 -High Price ($) -Low Price ($) -Volume	59.85 57.42 44,016,362	25.97 25.20 105,189	26.50 25.95 233,330	23.50 22.44 276,584	25.33 24.75 172,808	26.09 25.61 332,018	26.83 26.01 207,501	28.09 27.61 98,532	28.15 27.68 302,207	27.33 26.56 342,909	-
February 2011 -High Price ($) - Low Price ($) -Volume	62.35 57.81 39,735,343	25.47 25.20 138,736	26.31 25.78 224,541	24.10 23.26 503,595	25.25 24.81 275,286	26.05 25.58 166,597	26.25 25.75 126,161	27.70 27.13 274,870	27.85 27.10 383,367	27.00 26.34 208,379	-
March 2011 -High Price ($) -Low Price ($) -Volume	63.23 60.95 41,418,452	25.76 25.04 219,970	26.18 25.75 188,365	26.25 23.49 354,307	25.50 25.00 290,106	26.57 25.73 178,615	26.49 26.00 292,361	27.72 27.03 160,033	27.99 27.46 215,549	26.87 26.60 501,053	25.11 24.66 1,166,149
April 2011 -High Price ($) -Low Price ($) -Volume	63.94 61.45 25,471,764	25.64 25.00 114,767	26.34 25.72 262,960	24.39 23.55 317,075	25.49 25.05 242,881	26.30 25.63 289,283	26.60 25.88 165,417	27.87 27.15 88,546	28.11 27.37 281,648	27.15 26.66 281,530	25.09 24.85 754,534
May 2011 -High Price ($) -Low Price ($) -Volume	62.74 60.10 24,546,553	25.79 25.15 317,062	26.12 25.70 307,788	24.85 24.05 380,292	25.75 25.14 213,401	26.90 25.67 289,214	26.45 26.10 87,958	27.63 27.20 148,897	27.77 27.30 219,622	27.11 26.68 168,448	25.46 25.00 334,779
June 2011 -High Price ($) -Low Price ($) -Volume	61.95 59.31 31,971,662	25.92 25.22 158,840	26.18 25.88 144,947	24.98 24.53 365,432	26.21 25.50 187,876	26.98 26.44 242,487	26.29 26.01 701,340	27.70 27.31 142,051	27.90 27.41 265,963	27.25 26.68 216,445	25.98 25.01 479,339
July 2011 -High Price ($) -Low Price ($) -Volume	62.20 59.81 41,268,516	26.13 25.65 113,007	26.55 25.90 116,683	25.29 24.70 358,112	26.39 25.20 131,218	27.09 26.66 183,664	26.44 26.08 876,581	27.80 27.16 208,512	27.87 27.31 128,945	27.28 26.71 164,484	25.60 25.02 167,777
August 2011 -High Price ($) -Low Price ($) -Volume	61.40 55.09 52,427,427	26.69 25.35 127,388	26.08 25.26 166,529	25.15 24.75 279,628	26.39 25.02 298,552	27.20 26.75 201,399	26.29 25.69 215,700	27.42 26.76 117,762	27.62 26.92 148,933	27.14 25.95 314,591	25.39 25.01 305,206
September 2011 -High Price ($) -Low Price ($) -Volume	61.33 55.32 40,487,165	26.09 25.48 68,329	25.92 25.06 428,207	25.30 25.00 697,014	26.40 25.75 142,619	27.19 26.70 144,976	26.47 25.88 250,270	27.49 27.19 104,852	27.58 27.27 138,047	27.04 26.53 296,673	25.59 25.03 270,495
October 2011 -High Price ($) -Low Price ($) -Volume	60.77 55.02 36,751,570	26.05 25.33 110,768	25.70 25.11 139,564	25.69 24.72 480,308	26.68 25.90 109,146	27.15 26.59 171,018	26.29 25.31 423,326	27.74 27.23 112,090	27.79 27.26 151,413	27.19 26.51 264.949	25.45 24.80 350,346

Prior Sales

From time to time, the Bank issues principal at risk notes. The Bank did not issue any shares or subordinated indebtedness not listed or quoted on a marketplace in fiscal 2011. For a list of all outstanding subordinated indebtedness of the Bank, see Note 17 to the 2011 Financial Statements.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As at December 1, 2011, the following were directors of the Bank.

	Municipality of ResidenceNN	Municipality of ResidenceNN
DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE
Robert M. Astley Corporate Director and former President and Chief Executive Officer Clarica Life Insurance Company and former President Sun Life Financial Canada	Waterloo, Ontario Canada	October 26, 2004
David R. Beatty, O.B.E. Chairman and Chief Executive Officer Beatinvest Limited, a holding company	Toronto, Ontario Canada	January 20, 1992
Sophie Brochu President and Chief Executive Officer Gaz Métro Inc.	Bromont, Québec Canada	March 22, 2011
Robert Chevrier, F.C.A. President Société de gestion Roche Inc., a management and investment company	Montreal, Québec Canada	February 29, 2000
George A. Cope President and Chief Executive Officer BCE and Bell Canada	Toronto, Ontario Canada	July 25, 2006
William A. Downe President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	March 1, 2007
Christine A. Edwards Partner Winston & Strawn LLP	Lake Forest, Illinois U.S.A.	August 1, 2010
Ronald H. Farmer Managing Director Mosaic Capital Partners, a holding company	Markham, Ontario Canada	November 25, 2003
David A. Galloway Chairman of the Board Bank of Montreal	Toronto, Ontario Canada	February 24, 1998
Harold N. Kvisle Corporate Director and former President and Chief Executive Officer TransCanada Corporation	Calgary, Alberta Canada	February 22, 2005
Bruce H. Mitchell President and Chief Executive Officer Permian Industries Limited, a management and holding company	Toronto, Ontario Canada	August 17, 1999
Philip S. Orsino, O.C., F.C.A. President Jeld-Wen Inc., a manufacturing company	Toronto, Ontario Canada	July 1, 1999
Dr. Martha C. Piper, O.C., O.B.C. Corporate Director and former President and Vice-Chancellor University of British Columbia	Vancouver, British Columbia Canada	July 25, 2006
J. Robert S. Prichard, O.C., O.Ont. Chair Torys LLP	Toronto, Ontario Canada	July 18, 2000
Guylaine Saucier, C.M., F.C.A. Corporate Director	Montreal, Québec Canada	May 1, 1992
Don M. Wilson III Corporate Director and former Chief Risk Officer J.P. Morgan Chase & Co.	Greenwich, Connecticut U.S.A	March 28, 2008

Directors of the Bank hold office until the next Annual Meeting of Shareholders or until such person’s successor is elected or appointed, unless such person’s office is earlier vacated.

Since November 1, 2006, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exceptions of: Ms. Edwards, who prior to August, 2003, was Executive Vice President, Chief Legal Officer of Bank One Corporation, a predecessor to J.P. Morgan Chase & Co.; Mr. Orsino, who prior to August, 2011 was a corporate director; Dr. Piper, who prior to July, 2006, was President and Vice-Chancellor, University of British Columbia; Mr. Prichard, who prior to August, 2010, was President and Chief Executive Officer of Metrolinx and prior to May, 2009, was President and Chief Executive Officer of Torstar Corporation; and Mr. Wilson III, who prior to January, 2007, was Chief Risk Officer, J.P. Morgan Chase & Co.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit Committee: Philip Orsino (Chair); Sophie Brochu; Robert Chevrier; Ronald Farmer; David Galloway; Martha Piper; and Guylaine Saucier.

Governance and Nominating Committee: Robert Prichard (Chair); Robert Astley; David Galloway; Bruce Mitchell; Martha Piper; and Philip Orsino.

Human Resources Committee: Robert Astley (Chair); David Beatty; George Cope; Christine Edwards; Ronald Farmer; David Galloway; and Don Wilson III.

Risk Review Committee: Bruce Mitchell (Chair); Robert Astley; David Beatty; Christine Edwards; David Galloway; Harold Kvisle; Robert Prichard; Guylaine Saucier; and Don Wilson III.

Executive Officers

At December 1, 2011, the following were executive officers of Bank of Montreal:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
William A. Downe	President and Chief Executive Officer, BMO Financial Group	Toronto, Ontario Canada
Jean Michel Arès	Group Head, Technology and Operations, BMO Financial Group	Alpharetta, Georgia U.S.A.
Simon A. Fish	Executive Vice-President and General Counsel, BMO Financial Group	Toronto, Ontario Canada
Thomas E. Flynn	Executive Vice-President and Chief Financial Officer, BMO Financial Group	Toronto, Ontario Canada
Mark F. Furlong	President and Chief Executive Officer, BMO Harris Bank N.A.	Whitefish Bay, Wisconsin U.S.A.
Thomas V. Milroy	Chief Executive Officer, BMO Capital Markets, BMO Financial Group	Toronto, Ontario Canada
Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group	Toronto, Ontario Canada
Surjit Rajpal	Executive Vice-President and Chief Risk Officer, BMO Financial Group	Winnetka, Illinois U.S.A.
Richard Rudderham	Executive Vice-President and Head of Human Resources, BMO Financial Group	Toronto, Ontario Canada
Franklin J. Techar	President and Chief Executive Officer, Personal and Commercial Banking Canada, BMO Bank of Montreal	Toronto, Ontario Canada

All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, with the exception of: Mr. Arès who prior to April, 2010, was Senior Vice-President and Chief Information Officer at The Coca-Cola Company, Mr. Fish, who prior to May, 2008, was Executive Vice-President and General Counsel at Vale Inco Limited (2006-2008), and Executive Vice-President and General Counsel at Shell Canada Limited (2003-2006); and Mr. Furlong who prior to July, 2011, was the Chief Executive Officer of Marshall & Ilsley Corporation.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2011, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 719,073 of Bank of Montreal’s common shares, representing approximately 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at December 6, 2011, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at December 6, 2011, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before December 6, 2011, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

Except for the following:

Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market (“AIM”) from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the TSX due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;

Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and

Mme. Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

To the Bank’s knowledge, none of our directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 28 of the 2011 Financial Statements.

In the ordinary course of business, certain subsidiaries of the Bank are assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties and sanctions may be categorized differently by each foreign regulator.

On November 10, 2010, the Ontario Securities Commission (the “Commission”) approved a Settlement Agreement between BMO Nesbitt Burns Inc. (“BMONB”), a subsidiary of the Bank, and Staff of the Commission, whereby BMONB agreed to pay $3 million plus costs in the amount of $0.3 million. The Settlement Agreement was in connection with BMONB’s role as lead underwriter in the 2005 initial public offering of securities of FMF Capital Group Ltd. (the “IPO”). For the purposes of the settlement, BMONB admitted that at times BMONB conducted due diligence for the IPO in a manner that did not comply with reasonable underwriting practices. In particular, BMONB admitted that it, or its agents, should have made further inquiries on issues that it had identified and should have consulted more broadly on the results of its inquiries. The Settlement Agreement is available on the website of the Commission.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for the Bank’s common shares in London, England and Golden, Colorado, respectively.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, who has prepared the Shareholders’ Auditors’ Reports on pages 113 and 114 of the 2011 Financial Statements. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct/Code of Ethics of various Canadian provincial institutes/ordre and the United States Securities Act of 1933 and the applicable rules and regulations thereunder.

MATERIAL CONTRACTS

Except for contracts entered into by the Bank in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Bank within the most recently completed financial year are the following:

On December 17, 2010, Marshall & Ilsley Corporation (“M&I”) and the Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Bank would acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction and M&I would merge with a subsidiary of the Bank. Under the terms of the Merger Agreement, each outstanding share of M&I would be exchanged for 0.1257 common shares of Bank of Montreal upon closing. On July 5, 2011, the Bank completed the acquisition of M&I for consideration of approximately $4.0 billion in the form of approximately 67 million common shares issued to M&I shareholders. As part of the Merger Agreement, the Bank agreed to purchase M&I’s outstanding Troubled Asset Relief Program or ‘TARP’ preferred shares and warrants at par plus accrued interest prior to the closing of the transaction. The Bank completed such purchase before the closing of the transaction for cash consideration of approximately US$1.7 billion. Also on December 17, 2010 and in connection with the Merger Agreement, M&I and the Bank entered into a Stock Option Agreement pursuant to which M&I issued to BMO an option, exercisable under certain circumstances, to purchase up to 19.7% of M&I’s common stock.

Copies of these material contracts are available on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Bank is composed of the following seven members: Philip Orsino (Chair); Sophie Brochu; Robert Chevrier; Ronald Farmer; David Galloway; Martha Piper; and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, each of Messrs. Chevrier and Orsino and Mme. Saucier has been determined to be an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the President of Jeld-Wen Inc., a global integrated manufacturer of building products. He was formerly President and CEO of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award.

Ms. Brochu is a graduate in economics from Université Laval and is the President and Chief Executive Officer of Gaz Métro. Ms. Brochu also serves on the boards of other Canadian public companies.

Mr. Chevrier holds a B.Comm. degree from Concordia University and is a Fellow of the Institute of Chartered Accountants. He is a former Chairman and Chief Executive Officer of one of North America’s largest integrated distributors of electrical, plumbing, heating, refrigeration, ventilation and waterworks supplies. Currently, he serves on the boards of other public companies and chairs another audit committee.

Mr. Farmer holds a B.A. and an M.B.A. from The University of Western Ontario. He is Managing Director of Mosaic Capital Partners, a holding company with interests in several private companies. Prior to joining Mosaic in 2003, Mr. Farmer spent 25 years with McKinsey & Company including acting as Managing Partner of the Canadian practice from 1991 to 1997. He currently serves on the boards of several public and private companies.

Mr. Galloway holds a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School. He was formerly President and Chief Executive Officer of Torstar Corporation, a media company which is listed on the TSX. Currently, he serves on the boards of other public and private companies.

Dr. Piper received a B.Sc from the University of Michigan, an M.A. from the University of Connecticut and a Ph.D from McGill University. She served as President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Dr. Piper also serves on the boards of other Canadian public companies.

Mme. Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (“CICA”) and was Chair of the Joint Committee on Corporate Governance established by the CICA, the TSX and the Canadian Venture Exchange. Throughout her career, she has been active on boards and the audit committees of major Canadian and international public companies.

Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees

Information regarding fees paid to the Shareholders’ Auditors, KPMG LLP, in the years ended October 31, 2011 and 2010, and the related pre-approval policies and procedures, appears on page 77 of the 2011 MD&A.

ADDITIONAL INFORMATION

Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC’s web site at www.sec.gov/edgar.

Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in the Bank’s proxy circulars, the most recent of which is dated January 31, 2011 in connection with the Bank’s Annual Meeting of Shareholders held on March 23, 2011 (the “2011 Proxy Circular”) and the proxy circular expected to be dated as of January 31, 2012 in connection with the Bank’s Annual Meeting of Shareholders to be held on March 20, 2012 (the “2012 Proxy Circular”).

Additional financial information is provided in the 2011 Financial Statements and the 2011 MD&A for the fiscal year ended October 31, 2011.

Copies of this Annual Information Form, as well as copies of the 2011 Financial Statements, the 2011 MD&A, the Bank’s 2011 Annual Report (once mailed to shareholders) and the 2012 Proxy Circular (once mailed to shareholders), may be obtained from:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the performance of the Bank’s internal and external audit functions; the independent auditor’s qualifications and independence; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries. In carrying out these responsibilities, the Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

PART I

MANDATE

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management; and

(v)	significant auditing and financial reporting issues and the method of resolution;

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, earnings guidance provided to ratings agencies or analysts, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval; and

1.1.4

periodically reviewing the Bank’s procedures for the review of: (i) financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee; and (ii) financial information provided to rating agencies or analysts.

1.2	Internal Controls

1.2.1

approving and overseeing the design, implementation, maintenance and effectiveness of the Bank’s Internal Control Corporate Policy, including controls related to the prevention, identification and detection of fraud and reviewing and monitoring other Bank corporate policies as the Committee considers appropriate;

1.2.2

requiring management to design, implement, and maintain appropriate internal control procedures and reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.3	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.4

reviewing and discussing reports from management and the Chief Auditor as to the identification of any deficiencies or weaknesses in the design or operation of the Bank’s internal control over financial reporting and reviewing any recommendations or implementations to rectify; and

1.2.5	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1	overseeing and reviewing at least annually, the overall internal audit function, its resources and independence, and reviewing and approving the audit plans;

1.3.2	reviewing and approving the Bank’s corporate policy setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.4	reviewing at least semi-annually with the Chief Auditor reports of banking regulators to the Bank and any required action by management;

1.3.5	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.6	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the qualifications, performance and independence of the Shareholders’ Auditors and the lead auditor;

1.4.2	reviewing Shareholders’ Auditors’ audits with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(ii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and auditing matters;

(iv)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(v)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management;

and advising the Board of these matters as considered appropriate;

1.4.3	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.4	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.5	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.6

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) delineating all relationships between the Shareholders’ Auditors and the Bank;

1.4.7	reviewing any notices required to be delivered to the Committee by the Shareholders’ Auditors and taking such action and making recommendations to the Board as appropriate;

1.4.8	reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan and total fees payable and making recommendations to the Board as appropriate;

1.4.9

requiring the Shareholders’ Auditors to confirm annually, in writing, that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.10	reviewing and approving the Bank’s Auditor Independence Corporate Policy;

1.4.11	pre-approving all audit services and permitted non-audit services by the Shareholders’ Auditors;

1.4.12

reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation; and

1.4.13	recommending to the Board the appointment or termination of the Shareholders’ Auditor.

1.5	Finance, Compliance and Risk Functions

1.5.1

reviewing and jointly, with the Human Resources Committee, recommending to the Board the respective appointment or change of the Chief Financial Officer (the “CFO”), the Chief Compliance Officer (the “CCO”) and the Chief Risk Officer (the “CRO”) and annually reviewing and approving (i) their respective mandates; and (ii) the organizational structure and resources of the finance and compliance functions and assessing their respective effectiveness.

1.6	Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing any investments or transactions that could adversely affect the wellbeing of the Bank as the Shareholders’ Auditors or any other officer of the Bank may bring to the Committee’s attention.

1.7	Legal and Regulatory Compliance

1.7.1

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s legislative compliance management framework and the results of related monitoring and oversight activities;

1.7.2	reviewing an annual report on significant litigation matters and reviewing quarterly any material developments;

1.7.3	reviewing and approving the Bank’s Anti-Money Laundering and Terrorist Finance Program framework, including key policies and any significant amendments;

1.7.4	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering/Anti-Terrorist Financing Program;

1.7.5	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.6	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct, Sustainability and Ethics

1.8.1

reviewing and recommending for Board approval, FirstPrinciples, the Bank’s code of business conduct and ethics and reviewing and approving the Bank’s Disclosure, Anti-Corruption and Anti-Money Laundering and Terrorist Financing Policies;

1.8.2	approving any waivers from FirstPrinciples, as appropriate;

1.8.3	reviewing reports to the Committee relating to employee conduct procedures;

1.8.4

establishing and reviewing procedures for the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal control over financial reporting or auditing matters; and the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;

1.8.5	reviewing quarterly reports relating to employee concerns received through the Office of the Ombudsman;

1.8.6	reviewing reports to the Committee on environmental, social and governance issues;

1.8.7

reviewing any “up the ladder” report received by the Committee in accordance with written procedures adopted by the Committee. The Bank’s “up the ladder” procedure, adopted by the Bank’s Legal Group, sets out reporting protocols that comply with s.307 of the Sarbanes Oxley Act of 2002 for the Bank’s lawyers in the event of a material violation of certain laws; and

1.8.8	determining the necessity of, and overseeing any, investigations in connection with any “up the ladder” report.

1.9	Aircraft and Chief Executive Officer Expense Accounts

1.9.1	reviewing, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.9.2	The chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

1.10	Transactions with Related Parties

1.10.1	reviewing the effectiveness of self-dealing identification and procedures established by management and monitoring compliance with applicable laws;

1.10.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.10.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.10.4	reviewing reports to the Committee summarizing any related party transactions.

1.11	Conflicts of Interest and Confidential Information

1.11.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.11.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information and compliance with privacy legislation including the approval of the Bank’s Disclosure Policy; and

1.11.3	reviewing reports to the Committee relating to the use and disclosure of customer and employee information.

1.12	Consumer Protection Measures and Complaints

1.12.1

overseeing the Bank’s procedures to make disclosure of information to Bank customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada), and the Insurance Companies Act (Canada);

1.12.2	monitoring the Bank’s procedures for dealing with complaints;

1.12.3	reviewing the annual report of the Office of the Ombudsman on complaint resolution;

1.12.4	monitoring the Bank’s procedures for complying with obligations imposed by the Financial Consumer Agency of Canada and applicable U.S. regulatory agencies; and

1.12.5	reviewing reports to the Committee relating to disclosure of information to customers and complaints.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Each member of the Committee will be Financially Literate (or be willing and able to acquire the necessary knowledge within a reasonable period of time) and the Committee will have at least one Audit Committee Financial Expert. Members of the Committee will not serve on more than three public company audit committees without the approval of the Board. Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. Each successor to the chair will be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel.

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians and attending in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, Chief Auditor, Shareholders’ Auditors, and the General Counsel develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the chair determines necessary. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the secretary of the Committee.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of management, the Chief Auditor, Shareholders’ Auditors and General Counsel. After such sessions, the Committee will also meet with only members of the Committee present. The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or Shareholders’ Auditors or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate. The Committee will also prepare the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the report required to be submitted by the Board to the OSFI within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and to the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank. The Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

An annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions;

acquired through any one or more of the following:

(A)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	other relevant experience.

“Auditor Independence Policy” means the Bank’s Auditor Independence Policy that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit Committee of the Board of Directors of Bank of Montreal.

“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	DBRS Limited®1 (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. The R-1(high) rating assigned to the Bank’s short-term instruments is the highest of six rating categories; this rating is of the highest credit quality and the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The AA rating assigned to the Bank’s deposits and senior debt and AA (low) rating assigned to its subordinated debt are the second highest of the ten rating categories. Long-term financial obligations rated AA are of superior credit quality and capacity for the payment of financial obligations is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-1 (low) rating assigned to the Bank’s preferred shares is the highest of six rating categories. It indicates that the preferred shares are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics.

The “Stable” rating trend indicates that the rating is not likely to change.

(b)	Standard & Poor’s®2 (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. On November 17, 2011, Standard & Poor’s Rating Services disclosed that it intends to update its ratings for banks around the world based upon its revised methodologies and assumptions it uses to rate banks globally.

S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The A-1 rating assigned to the Bank’s short-term instruments is the highest of nine rating categories for short-term debt and indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the following considerations: Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; Nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A+ rating assigned to the Bank’s long-term deposits and senior debt and the A rating assigned to its subordinated debt issues are the third highest of ten categories for long-term issue credit ratings. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong, although the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action.

S&P preferred share ratings on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. The Bank’s preferred shares have been assigned an A- rating on S&P’s global rating scale and a P-1 (low) rating on S&P’s Canadian national scale for preferred shares. The A rating category is the second highest of the nine categories on the global preferred share scale. The P-1 rating category is the highest of the eight categories on the Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.

A “Stable” rating outlook means that a rating is not likely to change.

(c)	Moody’s®3 Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term debt, long-term debt and preferred shares.

Moody’s short-term issuer ratings are opinions of the ability of entities to honour short-term senior unsecured financial obligations and contracts. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default. The Aa2 rating assigned to the Bank’s deposits and senior debt and the Aa3 rating assigned to the Bank’s subordinated debt are each the second highest of nine rating categories. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. The Baa1 rating assigned to the Bank’s preferred shares is the fourth highest of nine categories.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. The assignment of, or a change in, an outlook is not a credit rating action if there is no change to the credit rating.

The “Stable” rating outlook means that the rating is not likely to change over the medium term.

(d)	Fitch®4

Fitch has different rating scales for short-term debt and deposits, senior debt and subordinated debt.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. The F1+ rating assigned to the Bank’s short-term instruments is the highest of seven rating categories and indicates the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt, respectively, are the second and third highest of 11 rating categories for long-term debt, respectively. “AA” ratings denote expectations of very low default risk and indicate very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. “A” ratings denote expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by pluses and minuses.

The “Stable” rating outlook means that the rating is not likely to change during a one to two-year period.